SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)

First United Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

33741H107

(CUSIP Number)

J. Abbott R. Cooper

Driver Management Company LLC

250 Park Avenue

7th Floor

New York, NY 10177

212-572-4811

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 28, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 233237106

1	NAME OF REPORTING PERSON Driver Opportunity Partners I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 360,637
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 360,637
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 360,637
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.08%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
___________

*	The percentage calculations herein are based upon an aggregate of 7,105,775 shares of common stock, par value $0.01 per share, of First United Corporation outstanding as of July 31, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2019.

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CUSIP No. 233237106

1	NAME OF REPORTING PERSON Driver Management Company LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 360,637*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 360,637*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 360,637
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.08%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OOO (Limited Liability Company)
____________

*	Solely in its capacity as general partner of Driver Opportunity Partners I LP. Driver Management Company LLC disclaims beneficial ownership except to the extent of its pecuniary interest therein.

**	The percentage calculations herein are based upon an aggregate of 7,105,775 shares of common stock, par value $0.01 per share, of First United Corporation outstanding as of July 31, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2019.

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CUSIP No. 233237106

1	NAME OF REPORTING PERSON J. Abbott R. Cooper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 360,637*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 360,637*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 360,637
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.08%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
____________

*	Mr. Cooper may be deemed to beneficially own and have shared voting and dispositive power over 360.637 shares of common stock as the controlling person of Driver Management Company LLC. Mr. Cooper disclaims beneficial ownership of any shares held by any of the Reporting Person except to the extent of his pecuniary interest therein.

**	The percentage calculations herein are based upon an aggregate of 7,105,775 shares of common stock, par value $0.01 per share, of First United Corporation outstanding as of July 31, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2019.

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This amendment No. 2 to Schedule 13D (this “Amendment No.2”) relates to the Schedule 13D filed on September 5, 2019 (as amended and supplemented through the date of this Amendment No. 2, the “Schedule 13D”) by (a) Driver Opportunity Partners I LP, a Delaware limited partnership, (b) Driver Management Company LLC, a Delaware limited liability company, and (c) J. Abbott R. Cooper, citizen of the United States of America, relating to the common stock, par value $0.01 per share (the “Common Stock”), of First United Corporation, a Maryland corporation (“FUNC” or the “Issuer”).

Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings set forth in the Schedule 13D.

Except as specifically amended by this Amendment No. 2, the Schedule 13D is unchanged.

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the follow information.

On September 9, Mr. Cooper sent a letter (the “September 9 Letter”, a copy of which is attached as Exhibit 99.5) to Ms. Rodeheaver.

Item 7. Exhibits

Exhibit	Description
Schedule I	Transactions in Securities of the Issuers During the Past Sixty Days
Exhibit 99.1	Joint Filing Agreement
Exhibit 99.2	July 24 Letter
Exhibit 99.3	August 20 Presentation
Exhibit 99.4	September 4 Letter
Exhibit 99.5	September 9 Letter

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SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 9, 2019

Driver Opportunity Partners I LP
By:	Driver Management Company LLC, its general partner

By:	/s/ J. Abbott R. Cooper
Name:	J. Abbott R. Cooper
Title:	Managing Member

Driver Management Company LLC

By:	/s/ J. Abbott R. Cooper
Name:	J. Abbott R. Cooper
Title:	Managing Member

By:	/s/ J. Abbott R. Cooper
J. Abbott R. Cooper

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